June 4, 2010

Ms. Kathryn S. McHale
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re:	NewAlliance Bancshares, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2009 Filed February 26, 2010 Commission File No. 001-32007

Dear Ms. McHale:

We have reviewed the comments on the NewAlliance Bancshares, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2009 provided to Peyton R. Patterson, the Chairman, President and Chief Executive Officer of NewAlliance, in your letter dated May 21, 2010.  We appreciate your comments and respectfully submit our responses for your review.  Our responses are aligned with the sequential numbering of the comments in your letter dated May 21, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 23

1.
In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5.  Please see Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Response:

We will provide the information required by Item 201(d) of Regulation S-K under Item 12 instead of Item 5 beginning with our Form 10-K for fiscal year ending December 31, 2010.

Risk Management Related to Compensation Policies and Practices, page 41

2.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response:

During the first quarter of 2010, our management conducted an assessment of the risks associated with our compensation policies and practices. The assessment was conducted principally by our Executive Vice President-Chief Risk Officer (CRO) who reports directly to our Chairman, President and Chief Executive Officer with dotted line reporting to our Audit Committee (comprised entirely of independent directors). In this regard, the CRO

Ms. Kathryn S. McHale
June 4, 2010

presented his assessment directly to our Compensation Committee (comprised entirely of independent directors).  His assessment included:

(1)	a review of all incentive compensation programs;
(2)	a review of the financial magnitude of each incentive compensation program;
(3)	identification of all performance components in the programs;
(4)	identification of all performance metrics in the programs;
(5)	the identification of program features that have potential inherent risk to the financial condition of the Company; and
(6)	the identification of controls that mitigate any potential inherent risks.

The CRO’s report was reviewed by the Compensation Committee at its meetings in January and February 2010. The CRO’s advice included an assessment of primary and secondary risks. A primary risk involves excessively risky products or behavior. He concluded that the Company does not encounter primary risk as it does not offer excessively risky products or engage in excessively risky behavior, and that the incentive programs were not designed to encourage excessive risk taking. Secondary risks involve risks inherent in ordinary business activities of the Company that can and should be mitigated by controls. The CRO concluded that appropriate controls are in place at the Company to identify and mitigate secondary risks inherent in the ordinary business activities of the Company.

In addition to our CRO, the Compensation Committee’s review was assisted by the Company’s external legal counsel, the Company’s Director of Human Resources and the Committee’s compensation consultant.

At the request of the Compensation Committee, the CRO was asked to and did share his conclusions with the Audit Committee. In addition, pursuant to standard procedure, the Compensation Committee Chair briefed the full Board of Directors on the process.

The Company believes its compensation programs are designed to incent employees without encouraging excessive risk taking. Our compensation structure and regulatory environment contain various features that mitigate risks. For example:

(a)
Our executive officers are eligible for annual bonuses based 100% on corporate performance, not team or individual performance.  This structure encourages corporate efforts and a balanced approach toward risk-taking;

(b)	We use a balanced compensation structure designed to provide incentives aligned with short and long term shareholder interests;
(c)	We have a “claw back” provision in our annual cash bonus plan and our stock awards to executives vest over 3-4 years;
(d)
Before annual performance bonuses are paid, the audit of our financial statements must be complete.  Additionally, the Audit Committee is consulted to ensure that the performance metrics on which bonuses are paid are consistent with the audited financial statements;

(e)	We have established internal controls and codes of ethics and business conduct, various of which are designed to mitigate or support the mitigation of compensation risk to the Company;
(f)	We employ various internal and external auditing processes to assure compliance with our internal control program;

Ms. Kathryn S. McHale
June 4, 2010

(g)	We operate in a regulated industry and are regularly examined by state and federal bank examiners for, among other things, internal control and risk mitigation practices; and
(h)	The Compensation Committee oversees all aspects of executive compensation, including incentive compensation. It also oversees the granting of all equity awards.

Based on the above actions and processes, we have concluded that no material risks arise from our compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. As indicated above, this process was reviewed twice by our Compensation Committee in early 2010, and management’s conclusion was shared with the Compensation Committee at its meeting in February 2010. The full Board of Directors reviewed and approved the form of the proxy statement that included our disclosure regarding compensation risk.

Financial Statements
Note 1. Summary of Significant Accounting Policies, page 73

3.
Please revise your future filings beginning with your June 30, 2010 Form 10-Q to disclose your accounting policy for securities sold under repurchase agreements.  To the extent that you have recorded any of these transactions as sales, please quantify the amount sold at each balance sheet date and the average amount sold for the periods presented.  Disclose how you calculate the average amount.  Tell us how you determined that sale treatment was appropriate under the accounting guidance.

Response:

We will expand the presentation of the Summary of Significant Accounting Policies in future Exchange Act periodic reports to include our policy for securities sold under repurchase agreements beginning with Form 10-Q for the quarter ending June 30, 2010.

NewAlliance does not account for securities sold under repurchase agreements as sales.

NewAlliance acknowledges that:

▪	Management is responsible for the adequacy and accuracy of the disclosure in our filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	Management of the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kathryn S. McHale
June 4, 2010

If you require any additional information concerning the Annual Report on Form 10-K, please call me at (203) 789-2639.

Thank you for your attention to this matter.

NEWALLIANCE BANCSHARES, INC.

By: /s/ Glenn I. MacInnes
Glenn I. MacInnes
Executive Vice President
and Chief Financial Officer

CC:          Ms. Peyton R. Patterson
Chairman, President and CEO
Mr. J. Douglas Watt
William W. Bouton III, Esq.